Mail Stop 03-06

February 28, 2005

Brent Peters
President
High Tide Ventures, Inc.
747 17th Street, Suite 301
West Vancouver, British Columbia
Canada V7V 3T4

Re:	High Tide Ventures, Inc.
	Amendment No.1 to Registration Statement on Form SB-2
      Filed February 11, 2005
	File No. 333-121542

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plans of Operations - Page 27

1. We reference the discussion on page 28 that the cash on hand of
$0
will only be sufficient for approximately 7 months. Please revise to clarify how $0 cash will be sufficient for 7 months. In addition, we note the disclosure throughout your prospectus that phase one of your exploration program will be funded from your cash on hand and that phase two of your exploration program will be partially funded from your cash on hand. Please revise your disclosure to clarify how you will fund the phase one exploration program on the Sparta Property, that you expect to commence in May of 2005, and partially fund the phase two work program, that you expect to commence during July 2005, given your current cash position.

Financial Statements

General

2. The financial statements should be updated as required by Item
310(g) of Regulation S-B.

Statement of Operations - Page F-35

3. We note from your response to prior comment 8 that your president provides office space to you "free of charge." Please tell us supplementally how much rent expense is recorded in your statement of operations for the years ended December 31, 2003 and 2004 in accordance with SAB Topic 1.B.1.

4. We note from the Annual Compensation table on page 30 that no salary was paid to Brent Peters or Douglas Smith during the years ended December 31, 2003 or 2004. Please tell us supplementally how much salary expense is recorded in your statement of operations for the years ended December 31, 2003 and 2004 in accordance with SAB Topic 1.B.1.

Note 1. Nature and Continuance of Operations - Page 38

5. We note your response to prior comment 12. As previously requested, revise your footnote disclosures to include a detailed discussion of the Company`s viable plan of operations, including your anticipated exploration funding program and expected costs, financing needs and sources of funding in accordance with FRC 607.02. Provide details of what will happen after phase II is completed. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

Note 3. Loan Payable - Page 41

6. We note your response to prior comment 14. Please tell us supplementally the amount of interest expense recorded for the loan payable during the year ended December 31, 2003 and how this is reflected in the financial statements.

Note 4. Common Stock - Page 41

7. Please revise your footnote disclosures for the years ended
December 31, 2003 and 2004 to disclose, for each stock issuance, the following:

a. whether the issuances were to related parties; and

b. the basis for determining the stock price.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lynn Dicker at (202) 824-5264, or Brian
Cascio,
Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at (202) 924-7924 with questions regarding our comments on any other part of your filing.

      Sincerely,



      David Ritenour
      Special Counsel

cc:	Karen A. Batcher, Esq. (via fax)
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Brent Peters
High Tide Ventures, Inc.
February 28, 2005
Page 3